                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. __________)*


                                 Endocare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29264P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             December 31, 2000 - Amendment pursuant to Rule 13d-2(b)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  29264P104

-------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Chartwell Investment Partners
           23-2891243
-------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION


           Pennsylvania
-------------------------------------------------------------------------------------------------------
                               5.     SOLE VOTING POWER
         NUMBER OF
          SHARES                      914,000
                             --------------------------------------------------------------------------
                               6.     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0
           EACH              --------------------------------------------------------------------------
         REPORTING             7.     SOLE DISPOSITIVE POWER
          PERSON
           WITH:                      914,000
                             --------------------------------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           914,000
-------------------------------------------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

           Not applicable
-------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.9%
-------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
-------------------------------------------------------------------------------------------------------

Item 1.         (a)     Name of Issuer:
                        Endocare, Inc. (the "Issuer")

                (b)     Address of Issuer's Principal Executive Offices:
                        7 Studebaker, Suite 134, Irvine, CA  92618

Item 2.         (a)     Names of Persons Filing:
                        Chartwell Investment Partners

                (b)     Address of Principal Business Office or, if None,
                        Residence:
                        1235 Westlakes Drive, Suite 330, Berwyn, Pennsylvania 19312

                (c)     Citizenship:
                        Pennsylvania

                (d)     Title of Class of Securities:
                        Common Stock, $.001 par value

                (e)     CUSIP Number:  29264P104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a)     [ ]     Broker or dealer registered under section 15 of
                                the Act (15 U.S.C. 78o).
                (b)     [ ]     Bank as defined in section 3(a)(6) of the Act
                                (15 U.S.C. 78c).
                (c)     [ ]     Insurance company as defined in section 3(a)(19)
                                of the Act (15 U.S.C. 78c).
                (d)     [ ]     Investment company registered under section 8 of
                                the Investment Company Act of 1940 (15 U.S.C.
                                80a-8).
                (e)     [X]     An investment adviser in accordance with Section
                                240.13d-1(b)(1)(ii)(E).
                (f)     [ ]     An employee benefit plan or endowment fund in
                                accordance with Section 240.13d-1(b)(1)(ii)(F).
                (g)     [ ]     A parent holding company or control person in
                                accordance with Section 240.13d-1(b)(1)(ii)(G).
                (h)     [ ]     A savings association as defined in section 3(b)
                                of the Federal Deposit Insurance Act (12 U.S.C.
                                1813).
                (i)     [ ]     A church plan that is excluded from the
                                definition of an investment company under
                                section 3(c)(14) of the Investment Company Act
                                of 1940 (15 U.S.C. 80a-3).
                (j)     [ ]     Group, in accordance with Section 240.13d-1(b)
                                (1)(ii)(J).

Item 4.         Ownership.

                Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                (a)     Amount beneficially owned: 914,000

                (b)     Percent of class: 6.9%

                (c)     Number of shares as to which the person has:

                        (i)     Sole power to vote or to direct the vote:
                                914,000
                        (ii)    Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition of: 914,000
                        (iv) Shared power to dispose or to direct the disposition of: 0

                Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).


Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                Instruction: Dissolution of a group requires a response to this item.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
                Item 3(g) and attach an exhibit stating the identity and the
                Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                Not applicable

Item 10.        Certification.

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001


By:     /s/ G. Gregory Hagar
        --------------------
        G. Gregory Hagar
        Partner, Chief Financial Officer